

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 29, 2018

<u>Via E-Mail</u>
Charles Price
President and Chief Executive Officer
Charah Solutions, Inc.
12601 Plantside Dr.
Louisville, KY 40299

      Re: Charah Solutions, Inc.
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted March 19, 2018
              CIK No. 1730346

Dear Mr. Price:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Our Equity Sponsor, page 6</u>

1. We note you revised your disclosure in response to prior comment 7. Please reconcile the $104.1 million disclosed herein to the disclosure on page F-31 which indicates the purchase price was $300.5 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Predecessor Results of Operations, page 55

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 55

2. Please expand your disclosure to quantify the items within your general and administrative and interest expenses which lead to the increases in these account balances from the prior period. In this regard, we note increases in these expenses are the primary contributors of the decrease in your net income from the prior year.

Liquidity and Capital Resources, page 58

Working Capital, page 60

3. Please expand your disclosure to quantify and discuss the underlying reasons for the changes in your working capital from the prior year.

Non-GAAP Measures, page 62

4. Please expand your disclosure to quantify the amounts that make up the $14,816 adjustment for the elimination of certain non-recurring legal and startup costs in your reconciliation of GAAP to Adjusted EBITDA, and tell us why you believe these costs are non-recurring.

Tax Receivable Agreement, page 62

5. We note your response to prior comment 14. We understand the amount you will be required to pay to TRA holders pursuant to the Tax Receivable Agreement will differ based on the amount and timing of future exchanges, the price per share of Class A common stock, the amount and timing of the future income against which to offset the tax benefits and the tax rates then in effect. However, it appears you should make reasonable assumptions based on information currently available so that an investor understands the magnitude of payments you may be required to make under this agreement. Please also include the estimated aggregate amount that would be payable if the early termination provisions contained in the agreement are triggered. In this regard, we note your disclosures on page 108 regarding the calculation for the immediate payment under the early termination provisions.

Stockholders' Agreement, page 110

6. We note your disclosure that the stockholders' agreement provides BCP with the right to designate a certain number of directors in proportion to its ownership of the outstanding

shares of your Class A common stock. Please disclose the number of director that BCP
will be entitled to designate.

Charah Solutions, Inc. Unaudited Pro Forma Condensed Financial Statements, page F-2
Introduction, page 2

7. We note that the Corporate Reorganization will be accomplished via the transactions set
forth in (a) through (k) on page 6. Ensure you address any accounting implication of
these specific underlying transactions. For instance, address any accounting implication
of Management Members receiving membership interests in Management Holdco, some
of which will be subject to time-based vesting conditions as well as other conditions.
Please also address any accounting implication related to the disclosure on page 91 that
the Allied Power Holdings Incentive Units that are ultimately exchanged for restrictive
units in Management Holdco will be subject to a modified vesting schedule.

Financial Statements of Charah, LLC and Allied Power Management, LLC, page F-13

Combined Statements of Income, page F-16

8. Please provide pro forma tax and earnings per share data on the face of your Combined
Statements of Income. See Rule 5-03(b)21 of Regulation S-X and ASC 260.

Nature of Business, page F-20

9. Based on your Simplified Current Ownership Structure presented on page 101, we note
that the Existing Owners indirectly own 100% of Charah Management LLC and Allied
Power Holdings, LLC. We further note that the Existing Owners include (i) CEP
Holding, Inc., (ii) Charah Holdings LP, (iii) Charah Management Holdings LLC and (iv)
Allied Management Holders LLC. Please provide us with the specific ownership
interests each existing owner holds in Charah Management LLC and Allied Power
Management, LLC to support your belief that these entities have been under common
control since April 2017.

Note 2- Summary of Significant Accounting Policies, page F-21

Depreciation of Structural Fill Sites and Site Improvements, page F-23

10. Please expand your disclosure of the remaining capacity of the structural fill sites to
include the capacity on a percentage basis.

Intangible Assets, page F-25

11. Please expand your disclosure to include the amount of goodwill for each reportable
segment in accordance with ASC 350-20-50-1.

12. Please expand your disclosure on page F-26 to identify the valuation method underlying your income approach.

Purchase Option Liability, page F-27

13. Please explain the terms of the option held by a customer and a third party for the structural fill sites and how you determined the fair value of the related bargain purchase liability.

Note 14- Members' Equity, page F-40

14. Please explain how the application of push-down accounting impacted the Company's equity. In this regard, explain why Charah, LLC's members' interest was reflected at $0 as of the opening balance on January 13, 2017. Also explain why there doesn't appear to be an adjustment to reflect your non-controlling interest at fair value in accordance with ASC 805-20-30-1.

15. Please explain how you determined the $153 million as reflected in the Successor's Combined Statements of Members' Equity related to Charah's Series A and B members' interest. Please disclose the amounts allocated to the Series A and B members' interests.

16. Please expand your disclosures to clarify the nature of the transactions and the underlying accounting for the issuance of 104,109,890 Charah Series A members' interests and 35,199,063 Charah Series B members' interests as well as the 7,210,555 Allied Power Management, LLC Series A members' interest and 2,437,855 Allied Power Management, LLC Series B members' interests.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Michael Rigdon, Esq. (*via e-mail*)